Exhibit 12

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE FIVE FISCAL YEARS ENDED JUNE 30, 2005 AND

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

	Fiscal Year Ended June 30,					Three Months Ended September 30,
(in millions, except for ratios)	2001	2002	2003	2004	2005	2005
Earnings before income taxes, discontinued operations, and cumulative effect of change in accounting	$1,340.8	$1,737.2	$2,088.9	$2,243.0	$1,690.2	$340.7

Plus fixed charges:
Interest expense	158.1	134.2	119.6	101.9	167.9	45.8
Capitalized interest	2.7	3.9	6.3	8.1	8.2	1.2
Amortization of debt offering costs	2.3	3.1	3.3	3.6	3.4	0.8
Interest portion of rent expense(1)	37.5	32.9	18.4	20.2	24.9	7.5

Fixed charges	200.6	174.1	147.6	133.8	204.4	55.3

Plus amortization of capitalized interest	—	—	1.1	1.6	2.1	0.5
Less capitalized interest	(2.7)	(3.9)	(6.3)	(8.1)	(8.2)	(1.2)

Earnings	$1,538.7	$1,907.4	$2,231.3	$2,370.3	$1,888.5	$395.3

Ratio of Earnings to Fixed Charges	7.7	11.0	15.1	17.7	9.2	7.2

(1)	Fixed charges include the interest portion of rent expense. In calculating the interest portion of rent expense in fiscal 2001 and 2002, Cardinal Health, Inc. used a prior convention which assumed that one-third of rental payments represented interest. Cardinal Health, Inc. refined its calculation for fiscal 2003, 2004 and 2005.